EXHIBIT 99.1

AB Volvo: Truck Deliveries January-February 2005

GOTEBORG, Sweden, March 17, 2005 (PRIMEZONE) -- Total deliveries of trucks from the Volvo Group's three truck companies increased 29% through February this year, compared with the year-earlier period. Deliveries from Mack rose 70%, while deliveries from Renault Trucks were up 14%. Deliveries from Volvo Trucks increased 31% during the period.

"Deliveries remained high during the first two months of the year, particularly in North America, where we posted a full 66% increase," says CEO Leif Johansson. "We are working continually with streamlining our production in North America to cope with the high demand."

During the past 12 months, order bookings for the Group's truck operations were 35% higher compared with the preceding year. Orders were up 10% in Europe, while the increase in North America was 77%.

For full report, see attachment.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and on NASDAQ in the U.S.

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CONTACT:  Renault Trucks
          Bernard Lancelot
          +33 4 72 96 27 59

          Mack
          Bob Martin
          (610) 709-2670

          Volvo Trucks
          Claes Claeson
          +46 31-66 39 08

          AB Volvo
          Investor Relations:
          Fredrik Brunell
          +46 31 66 11 91